FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of November, 2003

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________________

COMPAGNIE GENERALE DE GEOPHYSIQUE
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

Sercel takes control of Chinese seismic equipment manufacturer
Hebei Junfeng Geophysical Co. Ltd.

Paris, November 27th, 2003

Compagnie Générale de Géophysique (ISIN : FR0000120164 ; NYSE :GGY) announced today that its subsidiary Sercel executed on November 26th an agreement for the acquisition of a 51% majority ownership in Hebei Junfeng Geophysical Co. Ltd., the main provider of geophones and seismic cables for the Chinese seismic market. Hebei Junfeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. BGP will remain shareholder of the company as well as management and employees together with XPEIC, a Chinese geophysical equipment company. Junfeng employs around 500 people and manufactures nearly 2 millions geophones per year.

This acquisition reinforces Sercel’s presence in China, a growing and promising market for geophysical equipments and will further strengthen its position in international markets.

Sercel, a wholly owned CGG subsidiary, is the industry leader in seismic acquisition equipment.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts :
Christophe PETTENATI AUZIERE	(33) 1 64 47 36 75
Christophe BARNINI	(33) 1 64 47 38 10

Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Léon Migaux
91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : November 28th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /